August 19, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Jeffrey Gabor
      Mary Beth Breslin

Re:           Juva Life Inc./Canada
                 Offering Statement on Form 1-A
                 File No. 024-11014

Dear Mr. Gabor and Ms. Breslin:

Juva Life Inc., a British Columbia corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 4:00 PM Eastern Time on August 20, 2019, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Rebecca DiStefano at (561) 955-7654. Thank you for your assistance and cooperation.

Very truly yours,

JUVA LIFE INC.

By: /s/ Douglas Chloupek
Name: Douglas Chloupek
Title: Chief Executive Officer